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Filed by Versicor Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant Rule 14a-12
of the Securities Exchange Act of 1934
Commission File No.: 000-31145
Subject Company: Versicor Inc.

The following press release was disseminated by Versicor Inc. on July 31, 2001:

VERSICOR ANNOUNCES SECOND QUARTER 2002
FINANCIAL RESULTS

        FREMONT, CA, July 31, 2002—Versicor Inc. (Nasdaq: VERS), today reported financial results for the quarter ended June 30, 2002. For the second quarter of 2002, Versicor reported a net loss of $12.2 million or a net loss per share of $0.47 on 26.0 million weighted average shares outstanding. This compares to a net loss of $8.6 million or a net loss per share of $0.37 on 23.1 million weighted average shares outstanding for the second quarter of 2001.

        Total revenues were $1.5 million for the second quarter of 2002 compared to $1.8 million for the second quarter of 2001. Non-cash stock compensation expense for the second quarter of 2002 was $0.6 million as compared to $1.6 million for the comparable quarter last year.

        For the six months ended June 30, 2002, Versicor reported a net loss of $22.6 million or a net loss per share of $0.92 on 24.6 million weighted average shares outstanding. This compares to a net loss of $13.8 million or a net loss per share of $0.60 on 23.0 million weighted average shares outstanding for the six months ended June 30, 2001. Total revenues were $3.3 million for both the six months ended June 30, 2002 and 2001.

        At June 30, 2002, cash, cash equivalents, and marketable securities totaled approximately $85.2 million.

        "Versicor continues to build resources to meet the growing needs for discovering, developing, manufacturing and commercializing improved anti-infectives," said George F. Horner III, Versicor's president and chief executive officer.

        Mr. Horner continued, "We had a successful second quarter. We completed a $44.9 million private placement. In addition, we have successfully achieved a number of important milestones. In April we announced that our novel antifungal agent and lead product candidate anidulafungin has been shown to be well tolerated when used in combination with cyclosporine, the leading chronic immunosuppressive drug. In May we announced the completion of enrollment of its Phase II clinical trial with dalbavancin for the treatment of complicated skin and soft tissue infections."

About Versicor

        Versicor Inc. is a biopharmaceutical company committed to discovering, developing and commercializing novel, broad-spectrum antifungal and antibiotic agents. Its lead products, anidulafungin, a novel antifungal agent, and dalbavancin, a novel antibiotic for the treatment of serious Gram-positive infections, are in the advanced stages of clinical development. Versicor's versatile research engine integrates industry-leading expertise in functional genomics, automated screening and combinatorial and medicinal chemistry. In addition, the company has research and development collaborations with such leading pharmaceutical and anti-infective development companies as Pharmacia Corporation, Novartis and Biosearch Italia.

Forward-Looking Statements:

        Statements made in this press release about Versicor's clinical trial expenditures, research goals, planned studies, product development activities and collaborative arrangements, other than statements of historical fact, are forward looking statements and are subject to uncertainties that could cause actual results to differ materially from the statements made, including risks associated with the success of clinical trials, the progress of research and product development programs, the regulatory approval process and future capital requirements. Please see Versicor's public filings with the Securities and Exchange Commission for information about these and other risks that might affect Versicor. The forward-looking statements in this press release express our goals and expectations as of the date of this press release. We undertake no obligation to update these statements even if our goals and expectations change from time to time. The posting of this press release on our website does not imply that the statements herein remain an accurate reflection of our goals and expectations at any time subsequent to its original date.

Investor Contact:
Dov Goldstein
Versicor
(510) 739-3006
dgoldstein@versicor.com

VERSICOR INC.
STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)
(unaudited)

	Three Months Ended		Six Months Ended
	June 30, 2002	June 30, 2001	June 30, 2002	June 30, 2001
Revenues:
Collaborative research and development and contract services	$1,490	$1,554	$3,044	$3,040
License fees and milestones	—	259	258	267

Total revenues	1,490	1,813	3,302	3,307

Operating expenses:
Research and development—non-cash stock compensation expense	178	682	419	1,195
Research and development—other	11,890	8,146	21,646	12,959

Total research and development	12,068	8,828	22,065	14,154

General and administrative—non-cash stock compensation expense	417	893	872	2,109
General and administrative—other	1,619	1,565	3,665	2,804

Total general and administrative	2,036	2,458	4,537	4,913

Total operating expenses	14,104	11,286	26,602	19,067

Loss from operations	(12,614)	(9,473)	(23,300)	(15,760)
Other income (expense):
Interest income	436	913	781	2,132
Interest expense	(62)	(82)	(124)	(180)

Net loss	$(12,240)	$(8,642)	$(22,643)	$(13,808)

Net loss per share:
Basic and diluted	$(0.47)	$(0.37)	$(0.92)	$(0.60)

Weighted average shares	26,008	23,054	24,642	23,048

VERSICOR INC.
CONDENSED BALANCE SHEETS
(in thousands)

	June 30, 2002	December 31, 2001
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$61,873	$31,349
Marketable securities	23,277	32,419
Employee notes receivable	—	13
Prepaid expenses and other current assets	764	1,624

Total current assets	85,914	65,405
Property and equipment, net	5,085	5,197
Other assets	103	95

Total assets	$91,102	$70,697

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$4,162	$4,335
Accrued liabilities	6,870	6,278
Current portion of term loan payable	3,715	3,950
Deferred revenue	884	1,561

Total current liabilities	15,631	16,124
Term loan payable	1,047	1,004
Deferred revenue	500	500
Other long-term liabilities	229	175

Total liabilities	17,407	17,803

Stockholders' equity:
Common stock	26	23
Additional paid-in capital	202,421	160,163
Deferred stock compensation	(2,328)	(3,567)
Accumulated other comprehensive income	42	98
Accumulated deficit	(126,466)	(103,823)

Total stockholders' equity	73,695	52,894

Total liabilities and stockholders' equity	$91,102	$70,697

###

        Versicor Inc. will file a proxy statement/prospectus and other documents concerning the proposed merger transaction with the SEC. Investors are urged to read the proxy statement/prospectus when it becomes available and the other relevant documents filed with the SEC because they will contain important information.

        You will be able to obtain the proxy statement/prospectus and other related documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Versicor Inc. free of charge by requesting them in writing from Versicor Inc. 34790 Ardentech Court, Fremont, California 94555, Attention: Investor Relations, telephone: (510) 739-3003.

        Versicor Inc. and Biosearch Italia S.p.A., and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the shareholders of Versicor Inc. and Biosearch Italia S.p.A. in connection with the merger. Information about the directors and executive officers of Versicor Inc. and their ownership of Versicor Inc. shares is set forth in the proxy statement for Versicor Inc.'s 2002 annual meeting of shareholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when its becomes available.

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VERSICOR ANNOUNCES SECOND QUARTER 2002 FINANCIAL RESULTS
VERSICOR INC. STATEMENTS OF OPERATIONS (in thousands, except per share amounts) (unaudited)
VERSICOR INC. CONDENSED BALANCE SHEETS (in thousands)